UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

46, avenue de la Grande Armée, 75017 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

In May 2026, Sanofi published the press release attached hereto as Exhibit 99.1 which is incorporated herein by reference.

Exhibit Index

Exhibit No.                               Description

Exhibit 99.1	Press Release dated May 18, 2026: ATS: phase 2 data demonstrate the superiority of efdoralprin alfa over a standard-of-care augmentation therapy in achieving higher fAAT levels in AATD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 27, 2026		SANOFI

	By	/s/ Alexandra Roger
Name: Alexandra Roger Title: Head of Legal Corporate & Finance

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